Filed Pursuant to Rule 433
Registration Statement Number 333-180300-03
Fact Sheet (J327)
March 5, 2013

Credit Suisse – Capped Knock-Out Notes due March 26, 2014 Linked to the Hang Seng® China Enterprises Index and the Deliverable Chinese Renminbi

Trade Details & Characteristics		Hypothetical Payment at Maturity**
Issuer:	Credit Suisse AG (“Credit Suisse”) Nassau Branch

Underlying Return	Return on the Notes	Payment at Maturity
1.00	20.00%	$1,200.00
0.90	20.00%	$1,200.00
0.80	20.00%	$1,200.00
0.70	20.00%	$1,200.00
0.60	20.00%	$1,200.00
0.50	20.00%	$1,200.00
0.40	20.00%	$1,200.00
0.30	20.00%	$1,200.00
0.20	20.00%	$1,200.00
0.20	**20.00%**	**$1,200.00**
0.10	10.00%	$1,100.00
0.05	5.00%	$1,050.00
0.00	**0.00%**	**$1,000.00**
-0.05	0.00%	$1,000.00
-0.10	0.00%	$1,000.00
-0.15	0.00%	$1,000.00
-0.20	**0.00%**	**$1,000.00**
-0.30	-30.00%	$700.00
-0.40	-40.00%	$600.00
-0.50	-50.00%	$500.00
-0.60	-60.00%	$400.00
-0.70	-70.00%	$300.00
-0.80	-80.00%	$200.00
-0.90	-90.00%	$100.00
-1.00	-100.00%	$0.00

** The table illustrates the hypothetical Payments at Maturity for a $1,000 principal amount of notes for a hypothetical range of performance of the Underlying and the Reference Currency relative to the U.S. dollar, assuming a Maximum Return of 0.20 and a Knock-Out Buffer Amount of 0.20. The actual Maximum Return and Knock-Out Buffer Amount will be determined on the Pricing Date. The hypothetical results set forth below are for illustrative purposes only. The actual payment at maturity applicable to a purchaser of the notes will be based on the Underlying Return. Any payment on the notes is subject to our ability to pay our obligations as they become due. The numbers above have been rounded for ease of analysis.

The following examples illustrate how the payment at maturity is calculated.

Underlying Return	=	[1.2 x 1.2] - 1
	=	1.44 - 1
	=	0.44

Because the Underlying Return of 0.44 is greater than the Maximum Return of 0.20, the investor receives a payment at maturity of $1,200 per $1,000 principal amount of notes, the maximum payment on the notes, calculated as follows:

Payment at maturity	=	$1,000 + ($1,000 × the Maximum Return)
	=	$1,000 + ($1,000 × 0.20)
	=	$1,200

Pricing Date:	Expected to be March 8, 2013.
Settlement Date:	Expected to be March 13, 2013.
Underlying:	The Hang Seng® China Enterprises Index (“HSCEI”)
Reference Currency:	Deliverable Chinese Renminbi (relative to the U.S. dollar)
Currency of the Issue:	United States dollars
Payment at Maturity:
A cash payment at maturity per $1000 principal amount of notes equal to $1000 + the product of $1000 and:
o      if a Knock-Out Event has not occurred and:
o      if the Underlying Return is equal to or less than zero, zero;
o      if the Underlying Return is greater than zero but less than the Maximum Return, the Underlying Return;
o      if the Underlying Return is equal to or greater than the Maximum Return, the Maximum Return.
o      if a Knock-Out event has occurred, the Underlying Return.

Maximum Return:	Expected to be 0.20 (to be determined on the Pricing Date)
Knock-Out Event:	If the Underlying Return is less than the zero by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	Expected to be 0.20 (to be determined on the Pricing Date).
Underlying Return:
Initial Level:*	The closing level of the Underlying on the Pricing Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Spot Rate:
On any day, the official Spot USD/CNY (HK) fixing calculated at 11:00 a.m. Hong Kong Time by Thomson Reuters, and published at around 11:15 a.m. Hong Kong Time on such day by Treasury Markets Association (TMA) of Hong Kong (Thomson Reuters pages <CNHFIX>), expressed as the number of Deliverable Chinese Renminbi per one U.S. dollar. If the Spot Rate is not published on such Reuters page, then the calculation agent will determine the Spot Rate on such day in good faith and in a commercially reasonable manner, taking into account the latest available quotation for such Spot Rate and any other information that it deems relevant.

Initial Spot Rate:*	One divided by the Spot Rate on the Pricing Date.
Final Spot Rate:	One divided by the Spot Rate on the Valuation Date.
Valuation Date:†	March 21, 2014
Maturity Date:†	March 26, 2014
Fees:
J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $10 per $1,000 principal amount. Certain fiduciary accounts will pay a purchase price of $990 per $1,000 principal amount, and the placement agents with respect to sales made to such accounts will forgo any fees.

Return Profile
 If the Underlying Return is not less than zero by more than the Knock-Out Buffer Amount, at maturity investors will be entitled to receive the principal amount of their notes and will have the opportunity to participate in the appreciation, if any, of the Underlying from the Intitial Level to the Final Level and the Reference Currency from the Initial Spot Rate to the Final Spot Rate, subject to the Maximum Return. Any payment on the notes is subject to our ability to pay our obligations as they become due.
 If the Underlying Return is less than zero by more than the Knock-Out Buffer Amount, which is expected to be 0.20 (to be determined on the Pricing Date), be willing to lose up to 100% of their investment.

Product Risks
 Investment may result in a loss of up to 100% of your investment. If a Knock-Out Event occurs, you will lose 1% of your principal for each 1% that the Underlying Return is less than zero.
 The notes do not pay interest.

(continued on the next page)

J.P. Morgan
Placement Agent

Example 2: The Final Level represents an increase of 10% from the Initial Level and the Final Spot Rate represents a decrease of 5% from the Initial Spot Rate. Therefore, the Underlying Return is calculated as follows:

Because the Underlying Return of 0.045 is less than the Maximum Return of 0.20, the investor receives a payment at maturity of $1,045 per $1,000 principal amount of notes, calculated as follows:

Example 3: The Final Level represents a decrease of 5% from the Initial Level and the Final Spot Rate represents a decrease of 10% from the Initial Spot Rate. Therefore, the Underlying Return is calculated as follows:

Because the Underlying Return is not less than zero by more than the Knock-Out Buffer Amount, the investor receives a payment at maturity of $1,000 per $1,000 principal amount of notes, calculated as follows:

Example 4: The Final Level represents a decrease of 20% from the Initial Level and the Final Spot Rate represents a decrease of 25% from the Initial Spot Rate. Therefore, the Underlying Return is calculated as follows:

Because the Underlying Return is less than zero by more than the Knock-Out Buffer Amount, a Knock-Out Event has occurred and the investor receives a payment at maturity of $600 per $1,000 principal amount of notes, calculated as follows:

* In the event that the closing level of the Underlying is not available on the Pricing Date, the Initial Level will be the closing level of the Underlying on the immediately following trading day on which a closing level is available.

† Subject to postponement as described in the applicable pricing supplement and product supplement.

Product Risks (continued)

•
The return on the notes is linked to the Hang Seng® China Enterprises Index and the Deliverable Chinese Renminbi relative to the U.S. dollar (the number U.S. dollars per one Deliverable Chinese Renminbi). The Hang Seng® China Enterprises Index is a market-capitalization weighted index consisting of all the Hong Kong listed H-shares of Chinese  enterprises one year after the first H-share company was listed on the Hong Kong Stock Exchange. H-shares are Hong Kong listed shares, traded in Hong Kong dollars, of Chinese state-owned enterprises. For additional information about the Underlying, see the information set forth under “The Reference Indices—The Hang Seng® Indices—The Hang Seng® China Enterprises Index” in the accompanying underlying supplement.

•
Although the return on the notes will be based on the performance of the Underlying and the Reference Currency relative to the U.S. dollar, the payment of any amount due on the notes is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the notes and, therefore, investors are subject to our credit risk.

•
If the Underlying Return is greater than zero, for each $1,000 principal amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Underlying and the Reference Currency relative to the U.S. dollar, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the Pricing Date and will not be less than 20.0%. Accordingly, the maximum amount payable at maturity is expected to be $1,200 per $1,000 principal amount of notes.

•
Because the Underlying Return is calculated by multiplying the performance of the Underlying from the Initial Level to the Final Level by the performance of the Reference Currency from the Initial Spot Rate to the Final Spot Rate, minus one, any negative performance of the Underlying and the Reference Currency will be magnified, which would adversely affect your Payment at Maturity. For example, if the Underlying and the Reference Currency each decline by 50%, the Payment at Maturity would be $250 per $1,000 principal amount of notes, which is less than would be the case if, for example, the Underlying Return were calculated by reference to the average of the performance of the Underlying and the Reference Currency relative to the U.S. dollar.

•
Movements in the level of the Underlying and movements in the exchange rates of the Reference Currency relative to the U.S. dollar may not correlate with each other. At a time when the level of the Underlying increases, the value the Reference Currency may not appreciate as much or may weaken relative to the U.S. dollar. Therefore, in calculating the Underlying Return, any increase in the level of the Underlying may be moderated, or more than offset, by lesser increases or declines in the value of the Reference Currency relative to the U.S. dollar.

•
Investments in securities linked to the value of foreign equity securities involve risks associated with the securities markets in those countries, including the risk of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

•
Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. If the U.S. dollar strengthens relative to the Reference Currency during the term of the notes, your return will be adversely affected. The relative values of the U.S. dollar and of the Reference Currency are at any moment a result of the supply and demand for such currencies.  Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the country or countries in which such currency is used, and economic and political developments in other relevant countries. Of particular importance to currency exchange risk are existing and expected rates of inflation, existing and expected interest rate levels, the balance of payments in the United States, China, and between each country and its major trading partners and the extent of governmental surplus or deficit in the United States and China. All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the United States, China, and those of other countries important to international trade and finance.

•	Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the Reference Currency and the U.S. dollar, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. In particular, the Chinese government currently manages the valuation of the Deliverable Chinese Renminbi, and, as currently managed, its price movements may not contribute significantly to either an increase or decrease in the Spot Rate of the Deliverable Chinese Renminbi. However, changes in the Chinese government's management of the Deliverable Chinese Renminbi could result in a more significant movement in the Spot Rate of the Deliverable Chinese Renminbi, which could adversely affect the value of the notes. Governments may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

•
The original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•
The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes.

•
We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
In addition to the Final Level and the Final Spot Rate, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including whether the Underlying Return is less than zero by more than the Knock-Out Buffer Amount, the expected volatility of the Underlying and the Reference Currency, the time to maturity of the notes, the dividend rate on the stocks comprising the Underlying, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the stocks comprising the Underlying and that affect the Reference Currency or markets generally and which may affect the level of the Underlying and the exchange rate of the Reference Currency relative to the U.S. dollar and our creditworthiness, including actual or anticipated downgrades in our credit ratings. Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

The risks set forth in the section entitled “Product Risks” above are only intended as summaries of some of the risks relating to an investment in the notes. Prior to investing in the notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the applicable pricing supplement and the “Risk Factors” section of the product supplement, which set forth risks relating to an investment in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Disclaimer

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The product described herein should generally be held to maturity as early sales could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations, issuers of the stocks comprising the applicable index, indices or fund mentioned herein. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

This document is a summary of the terms of the notes and factors that you should consider before deciding to invest in the notes. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated March 5, 2013, Underlying Supplement dated November 19, 2012, Product Supplement No. JPM-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the notes. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

 You may access the pricing supplement related to the offering summarized herein on the SEC website at:

http://www.sec.gov/Archives/edgar/data/1053092/000095010313001532/dp36746_424b2-j327.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.